Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, NORTH LOBBY Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results for the quarter ended June 30, 2023 (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 23213271BGSEJP6771 Place: Hyderabad Date: July 26, 2023

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block B, 3rd Floor, Kolkata-700 016

Dr. Reddys Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2023

All amounts in Indian Rupees millions

Sl.		Quarter ended			Year ended
No.	Particulars	30.06.2023	31.03.2023	30.06.2022	31.03.2023
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	54,034	42,491	33,399	162,989
	b) License fees and service income	167	2,887	2,757	6,002
	c) Other operating income	172	162	150	634
	Total revenue from operations	54,373	45,540	36,306	169,625

2	Other income	2,336	1,148	4,034	5,913

	Total income (1 + 2)	56,709	46,688	40,340	175,538

3	Expenses
	a) Cost of materials consumed	8,139	8,541	8,047	31,614
	b) Purchase of stock-in-trade	3,842	3,692	4,836	17,793
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(163)	1,068	172	1,295
	d) Employee benefits expense	7,402	7,651	6,490	28,326
	e) Depreciation and amortisation expense	2,372	2,367	2,215	9,232
	f) Impairment	-	41	-	51
	g) Finance costs	45	26	98	169
	h) Selling and other expenses	12,876	13,936	10,966	48,398

	Total expenses	34,513	37,322	32,824	136,878

4	Profit before tax (1 + 2 - 3)	22,196	9,366	7,516	38,660

5	Tax expense / (benefit)
	a) Current tax	5,387	2,319	1,358	8,641
	b) Deferred tax	415	323	1,163	3,891

6	Net profit for the period / year (4 - 5)	16,394	6,724	4,995	26,128

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	1	86	(1)	89
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	(22)	-	(53)
		-	-	-
	b) (i) Items that will be reclassified to profit or loss	521	1,350	(4,486)	(928)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(130)	(339)	1,568	358

	Total other comprehensive (loss)/income	392	1,075	(2,919)	(534)

8	Total comprehensive income (6 + 7)	16,786	7,799	2,076	25,594

9	Paid-up equity share capital (face value Rs. 5/- each)	833	833	832	833

10	Other equity				203,909

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	98.66	40.49	30.10	157.37
	Diluted	98.45	40.41	30.03	157.03
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

Dr. Reddys Laboratories Ltd.

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2023	31.03.2023	30.06.2022	31.03.2023
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	6,885	9,111	5,976	27,896
	b) Global Generics	49,678	38,651	31,221	147,999
	c) Others	131	129	152	497
	Total	56,694	47,891	37,349	176,392

	Less: Inter-segment revenue	2,321	2,351	1,043	6,767

	Total revenue from operations	54,373	45,540	36,306	169,625

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(596)	486	(282)	(1,336)
	b) Global Generics	22,492	9,054	11,124	46,716
	c) Others	(9)	(51)	22	(154)
	Total	21,887	9,489	10,864	45,226

	Less: (i) Finance costs	45	26	98	169
	(ii) Other un-allocable expenditure / (income), net	(354)	97	3,250	6,397
	Total profit before tax	22,196	9,366	7,516	38,660

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited standalone financial results of Dr. Redyy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards (''Ind AS'') prescribed under Section 133 of the Companies Act, 2013 ("the Act'') read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI'') were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 26 July 2023. The Statutory Auditors have carried out a limited review on the unaudited standalone financial results and issued unmodified report thereon.

2	Other income for the quarter ended 30 June 2023 includes Rs.540 million recognised pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

3	Other income for the quarter ended 30 June 2023 includes dividend income of Rs. 443 million declared by Kunshan Rotan Reddy Pharmaceutical Company Limited during the quarter.

4	License fee and service income for the year ended 31 March 2023 includes:
a. Rs. 2,640 million from sale of certain non-core dermatology brands in India to Eris Lifesciences Limited for the quarter ended 31 March 2023;
b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited;
c. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;
The amounts recognised above are adjusted for expected sales returns. These transactions pertain to the Company’s Global Generics segment.

5	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the quarter ended 30 June 2023 and year ended 31 March 2023.

6	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

7	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

8	The figures of the quarter ended 31 March 2023 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	26 July 2023	Co-Chairman & Managing Director